                                                FILED PURSUANT TO RULE 424(b)(5)
                                     REGISTRATION NOS. 333-108278 AND 333-117677

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 23, 2004)

                                 782,608 Shares

                           Immtech International, Inc.

                                  Common Stock

      The Company is selling all of the 782,608 shares of common stock offered by this prospectus supplement.

      Our common stock is listed on the American Stock Exchange ("AMEX") under the symbol "IMM". On July 26, 2004, the last reported sale price of our common stock on AMEX was $12.45 per share.

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE BUYING ANY SHARES, YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 1 OF THE ATTACHED PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    PER SHARE             TOTAL
                                                    ---------          ----------
Public offering price....................            $10.25            $8,021,732
Underwriting discounts and commissions...            $0.615            $  481,304
Proceeds to us (before expenses).........            $9.635            $7,540,428

      The underwriter may also purchase from us up to an additional 117,391 shares of our common stock at the public offering price less the underwriting discounts, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

      The shares of common stock will be ready for delivery on or about July 30, 2004.

                            Jefferies & Company, Inc.

            The date of this prospectus supplement is July 26, 2004.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT...............................................................................      S-1
FORWARD-LOOKING STATEMENTS.....................................................................................      S-1
SUMMARY........................................................................................................      S-3
The Offering...................................................................................................      S-6
Summary Consolidated Financial Data............................................................................      S-7
USE OF PROCEEDS................................................................................................      S-7
RISK FACTORS...................................................................................................      S-8
CAPITALIZATION.................................................................................................     S-10
DILUTION.......................................................................................................     S-11
UNDERWRITING...................................................................................................     S-12
LEGAL MATTERS..................................................................................................     S-13
EXPERTS........................................................................................................     S-14
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF DOCUMENTS BY REFERENCE...................................     S-14

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including any information incorporated by reference herein and therein. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement or the prospectus. We are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time other than the date of this prospectus supplement.

      As used in this prospectus supplement, the terms "we," "us," "our," the "Company" and "Immtech" means Immtech International, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $0.01 par value per share.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

      We provide information to you about this offering of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering or may have been superseded by subsequent events or filings with the Securities and Exchange Commission ("SEC") and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein and therein, before making an investment decision. To the extent the information contained in this prospectus supplement or the documents incorporated by reference in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement, or any documents incorporated by reference in this prospectus supplement, will modify and supercede the information in the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus supplement and accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and accompanying prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "may," "intend," "plan," "believe," "will," "anticipate" or "expect" or similar words and may include statements concerning our strategies, goals and plans. Forward-looking statements involve a number of significant risks and uncertainties that could cause our actual results or achievements or other events to differ materially from those reflected in such forward-looking statements. Such factors include, among others described in this prospectus, the following:

      -     we are in an early stage of product development,

      - the possibility that favorable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development,

      - the possibility that we or our collaborators will not successfully develop any marketable products,

      - the possibility that advances by competitors will cause our product candidates not to be viable,

      - uncertainties as to the requirement that a drug product be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our drug product candidates,

      - risks relating to requirements for approvals by governmental agencies, such as the Food and Drug Administration, before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market our product candidates successfully,

      - the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe upon the patent or other intellectual property rights of third parties,

      - the possibility that we will not be able to raise adequate capital to fund our operations through the process of commercializing a successful product or that future financing will be completed on unfavorable terms,

      - the possibility that any products successfully developed by us will not achieve market acceptance and

      -     other risks and uncertainties that may not be described herein.

      We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

      Before purchasing our common stock, you should carefully consider the risks, uncertainties and other events described in the "Risk Factors" section of this prospectus supplement, the accompanying prospectus and in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2004 filed with the SEC on July 20, 2004 ("Form 10-K/A"), in addition to the other information contained elsewhere in the prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein could have a material adverse effect on our business, operating results, and financial condition.

                                    SUMMARY

      The items in the following summary are described in more detail in this prospectus supplement and the accompanying prospectus or in documents incorporated by reference herein or therein. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set forth in this prospectus supplement, the financial statements and the information incorporated by reference in this prospectus supplement. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of many factors, including those described herein and under the heading "Risk Factors" in the accompanying prospectus and the risks incorporated by reference herein and therein from our Form 10-K/A.

IMMTECH INTERNATIONAL, INC.

      Immtech International, Inc. is a pharmaceutical company advancing the development and commercialization of oral drugs to treat infectious diseases and neoplastic (cancer) and metabolic (diabetes) disorders. We are developing treatments for fungal infections, malaria, tuberculosis, cancer, diabetes, Pneumocystis carinii pneumonia ("PCP") and tropical diseases, including African sleeping sickness (trypanosomiasis) and leishmaniasis. We have a worldwide, exclusive license to commercialize a dicationic pharmaceutical platform from which a pipeline of products may be developed to target large, global markets.

STRATEGY

      Our strategy is to develop oral drugs effective against infectious diseases and neoplastic and metabolic disorders utilizing a dicationic technology platform. Infectious diseases in the global population have increased significantly during the past 20 years and are the most common cause of death worldwide according to the World Health Organization ("WHO"). Relatively few new drugs for treatment of infectious diseases have been brought to market during this period. New antibiotics are needed to overcome the problems of multi-drug resistance and the increasing number of new pathogens that are causing diseases in the world. Neoplastic and metabolic disorders, including cancer and diabetes, cause illness and death worldwide. Scientists have struggled for decades to find effective treatments for both cancer and diabetes. In our initial laboratory studies, the dication platform demonstrated positive therapeutic activity to treat these two devastating disorders.

      Since our formation in October 1984, we have engaged in pharmaceutical research and drug development, expanding our scientific capabilities and collaborative network, developing technology licensing agreements, and advancing the commercialization of our proprietary technologies, including the development of aromatic cations (which include dications) commencing in 1997. In addition to our internal resources, we use the expertise and resources of strategic partners and third parties in a number of areas, including (i) discovery research, (ii) pre-clinical and human clinical trials and (iii) manufacture of pharmaceutical drugs.

      We intend to continue to work with our scientific and foundation partners to validate our technology platform, illustrating dications' low toxicity, broad application, and oral deliverability. We believe we will be permitted to sell drugs in niche markets in certain African nations as we further develop drugs to target multi-billion dollar markets such as antifungal, tuberculosis, cancer and diabetes treatments. Because we demonstrated to the United States

Food and Drug Administration ("FDA") DB289's potential to provide improvement over currently available alternative therapies for African sleeping sickness, the FDA granted "fast-track" designation to DB289 for treatment of African sleeping sickness. Fast-track designation may allow for accelerated FDA review of DB289 for treatment of African sleeping sickness, however, there is no guarantee that fast-track designation will result in faster product development or impact the likelihood and timing of product approval.

      The table below summarizes our clinical trial programs:

MALARIA
----------------------------------------------------------------------------------------------------------------------------
- CLINICAL TRIALS               TRIAL DESIGN / PHASE (1)                       END POINTS                         SITES
----------------------------------------------------------------------------------------------------------------------------
- DB289 in combination with  -        Phase II (1)                  -        Drug interactions             -      Thailand
  a synthetic analog of      -        Oral Dosing 3 days            -        Safety
  Artemisinin                -        Artemisinin & DB289           -        Parasite clearance
                                                                    -        Clinical improvement

- DB289 alone                -        Phase I (1)                   -        Maximum tolerable             -      France
                             -        Healthy volunteers                     dose
                             -        Single doses for 3 days       -        Safety
                             -        Compare 3 and 5 day dosing    -        Pharmacokinetics
                             -        Different ethnic groups

AFRICAN SLEEPING SICKNESS
----------------------------------------------------------------------------------------------------------------------------
- CLINICAL TRIALS               TRIAL DESIGN / PHASE (1)                       END POINTS                         SITES
----------------------------------------------------------------------------------------------------------------------------
-  DB289 Pivotal
   Trial

-  African sleeping          -  Oral dosing for 5 to 10             -  Safety                                 -  Democratic
   sickness                     days (BID)                          -  Clearance of                              Republic of
                             -  Randomized comparison to               parasite from blood                       the Congo
                                pentamidine                            after treatment and 3, 6                  (4 sites)
                             -  Phase IIb (1)                          months                                 -  Angola
                             -  110 patients - stage 1              -  Improvement of                            (1 site)
                                disease                                symptoms
                             -  Phase III (1)
                             -  250 patients - stage 1
                                disease

PNEUMOCYSTIS CARINII PNEUMONIA
----------------------------------------------------------------------------------------------------------------------------
- CLINICAL TRIALS               TRIAL DESIGN / PHASE (1)                       END POINTS                         SITES
----------------------------------------------------------------------------------------------------------------------------
-  DB289
-  PCP                       -  Phase IIb(1)                        -  Safety                                 - Peru
                             -  Patients who failed                 -  Improvement in lung
                                standard treatment                     function (fungal
                             -  Oral dosing for 21 days                clearance)
                             -  Twice daily dosages of 100          -  Improvement in
                                mg                                     clinical symptoms

(1) For a description of attributes of Phase I, Phase II and Phase III trials, see "Business - Governmental Regulation" disclosure in our Form 10-K/A.

      We have several other pharmaceutical development programs testing the effectiveness of DB289 and other dications for various indications. Those research programs include treatments for fungal infections, tuberculosis, cancer and diabetes.

ABOUT IMMTECH

      A predecessor of our Company was incorporated under the laws of the State of Wisconsin on October 15, 1984, and subsequently merged into the current Delaware corporation on April 1, 1993. Our executive offices are located at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, telephone number (847) 573- 0033 or toll-free (877) 898- 8038. Our common stock is listed on The American Stock Exchange under the ticker symbol "IMM". Trading on the AMEX commenced on August 11, 2003.

                                  THE OFFERING

Common stock offered by us................  782,608 shares

Common stock to be outstanding
   after this offering....................  10,617,894 shares

Use of proceeds...........................  We intend to use the net proceeds for general corporate purposes, including clinical trials, research and
                                            development expenses, general and administrative
                                            expenses, and for net proceeds for working capital and
                                            other general corporate purposes.

American Stock Exchange symbol............  "IMM"

      The number of shares of our common stock to be outstanding after this offering in the table above is based on 9,835,286 shares outstanding as of March 31, 2004 and excludes, as of that date:

      - 2,987,710 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.70 per share;

      - 962,574 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $8.63 per share;

      - 340,250 additional shares of common stock reserved for future issuance under our stock option plans;

      - 1,546,043 shares of common stock issuable upon conversion of our Series A, Series B, Series C and Series D preferred stock (excluding any accrued but unpaid dividends).

      Unless otherwise specifically stated, all information contained in this prospectus supplement assumes that the underwriter does not exercise their over-allotment option.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference to our Form 10-K/A. The as adjusted balance sheet data reflect the sale of 782,608 shares of our common stock at a public offering price of $10.25 per share in this offering and our receipt of the estimated net proceeds from the offering.

                         BALANCE SHEET DATA (IN `000S):
                                 March 31, 2004

                                                                     Actual           As Adjusted
Cash and cash equivalents...............................            $  6,745           $ 13,865
Restricted funds on deposit.............................               2,155              2,155
Working capital.........................................               6,136             13,256
Total assets............................................              12,586             19,706
Convertible preferred stock.............................               9,522              9,522
Deficit accumulated during
   development stage....................................             (58,539)           (58,539)
                                                                    --------           --------
Stockholders' equity....................................               9,748             16,868

                                 USE OF PROCEEDS

      We expect to receive approximately $7.1 million from the sale of the 782,608 shares of common stock offered by us in this offering, or $8.3 million if the underwriter exercises its over-allotment option in full, at a public offering price of $10.25 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

      We intend to use the net proceeds for general corporate purposes, including clinical trials, research and development expenses, general and administrative expenses, and for working capital and other general corporate purposes. We have not identified precisely the amounts we plan to spend on each of these areas or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending on numerous factors, including progress with the regulatory approval, manufacturing and commercialization of DB289 for treatment of malaria, African sleeping sickness and PCP and our other development programs. Accordingly, our management will have significant flexibility in applying such proceeds. We reserve the right, at the discretion of our Board of Directors and management, to reallocate our use of proceeds in response to these and other factors. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest-bearing, investment grade securities.

                                  RISK FACTORS

      Potential investors are urged to read and consider the risk factors relating to an investment in Immtech International, Inc. contained or incorporated by reference herein. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. You should also read the "Risk Factors" incorporated by reference herein from Part I of our Annual Report on Form 10-K/A for our fiscal year ended March 31, 2004, filed with the SEC on July 20, 2004, and the "Risk Factors" section beginning on page 1 of the accompanying prospectus.

RISKS RELATED TO THE OFFERING

THE MARKET PRICE OF OUR COMMON STOCK HAS EXPERIENCED SIGNIFICANT VOLATILITY.

The market price of our common stock has been highly volatile and is likely to continue to be volatile. For example, in the 52-week period ended July 23, 2004, our common stock had a low of $6.20 and high of $32.51. The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have been and can be expected to be especially volatile. Factors affecting our stock price include:

      - announcements of technological innovations or new products by us or our competitors;

      -     developments or disputes concerning patents or proprietary rights;

      - publicity regarding actual or potential clinical trials results relating to products under development by us or our competitors;

      - regulatory developments in both the United States and foreign countries;

      -     delays in our testing and development schedules;

      - public concern as to the safety of pharmaceutical drugs and other external factors; and

      -     period-to-period fluctuations in our financial results.

      If any of the risks described in these and other "Risk Factors" incorporated by reference herein actually occur, such events could have a significant adverse impact on the market price of our common stock.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY.

      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

YOU WILL EXPERIENCE IMMEDIATE DILUTION IN THE BOOK VALUE PER SHARE OF THE COMMON STOCK YOU PURCHASE.

      Since the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an offering price to the public of $10.25 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $8.86 per share in the net tangible book value of the common stock. See the section entitled "Dilution" beginning on page S-11.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET OR THE EXERCISE OF OPTIONS OR WARRANTS WILL DILUTE CURRENT STOCKHOLDERS AND COULD CAUSE OUR STOCK PRICE TO FALL.

      Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could adversely affect the market price of our common stock. Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

      As of June 30, 2004, stock options to purchase 964,057 shares of common stock were outstanding, of which options to purchase 634,027 shares were exercisable. Also outstanding as of the same date were warrants exercisable for 2,885,312 shares of common stock. You will incur dilution upon exercise of any outstanding stock options or warrants.

                                 CAPITALIZATION

      The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2004:

      -     on an actual basis; and

      - on an as adjusted basis to give effect to the issuance and sale by us of 782,608 shares of common stock in this offering at a public offering price of $10.25 and our receipt of the estimated net proceeds from the offering.

                                                                                       MARCH 31, 2004
                                                                            ---------------------------------
                                                                               ACTUAL             AS ADJUSTED
                                                                              --------            -----------
                                                                             (In thousands, except share data)
Cash, cash equivalents and short-term investments ......................      $  6,745            $ 13,865
                                                                              --------            --------
Restricted funds on deposit ............................................         2,155               2,155
                                                                              --------            --------
Convertible preferred stock ............................................         9,522               9,522
                                                                              --------            --------
Shareholders' equity:
Common stock; 100,000,000 shares authorized; 9,835,286 shares issued and outstanding, actual; 10,617,894 shares issued and
   outstanding, as adjusted ............................................            98                 106
                                                                              --------            --------
Deficit accumulated during
   development stage ...................................................       (58,539)            (58,539)
                                                                              --------            --------
Total shareholders' equity .............................................         9,748              16,868
                                                                              --------            --------

      This table above should be read in conjunction with "Summary Consolidated Financial Data" and our consolidated financial statements and related notes incorporated by reference to our Form 10-K/A.

      The table assumes no exercise of the underwriter's over-allotment option and excludes, as of March 31, 2004:

      - 2,987,710 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.70 per share;

      - 962,574 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $8.63 per share;

      - 340,250 additional shares of common stock reserved for future issuance under our stock option plans;

      - 1,546,043 shares of common stock issuable upon conversion of our Series A, Series B, Series C and Series D preferred stock (excluding any accrued but unpaid dividends).

                                    DILUTION

      Our net tangible book value on March 31, 2004 was $9.7 million, or approximately $0.86 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock (and preferred stock on an as-if-converted basis) outstanding.

      Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 782,608 shares of our common stock in this offering and after deducting the underwriting discount and our estimated offering expenses, at a public offering price of $10.25 per share, our net tangible book value as of March 31, 2004 would have been $1.39 per share. This amount represents an immediate increase in net tangible book value of $0.53 per share to existing shareholders and an immediate dilution of $8.86 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share                                                                          $10.25
         Net tangible book value per share as of March 31, 2004                                             .86
         Increase in net tangible book value per share attributable to this offering                        .53
Pro forma net tangible book value per share as of March 31, 2004 after giving effect to this
   offering                                                                                                1.39
                                                                                                         ------
Dilution per share to new investors in this offering                                                       8.86
                                                                                                         ------

      If the underwriter exercises its over-allotment option in full, there will be an additional increase in pro forma net tangible book value of $0.08 per share to existing stockholders and an immediate dilution of $8.78 per share to new investors.

      The table above assumes no exercise of the underwriter's over-allotment option and excludes, as of March 31, 2004, the potential dilutive effect of the following securities:

      - 2,987,710 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.70 per share;

      - 962,574 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $8.63 per share;

      - 340,250 additional shares of common stock reserved for future issuance under our stock option plans;

      - 1,546,043 shares of common stock issuable upon conversion of our Series A, Series B, Series C and Series D preferred stock (excluding any accrued but unpaid dividends).

      To the extent that these options, warrants and the convertible securities are exercised or converted, there will be further dilution to new investors.

                                  UNDERWRITING

      Jefferies & Company, Inc. is the underwriter and the sole book-running manager for this offering. Subject to the terms and conditions of the underwriting agreement dated as of the date of this prospectus supplement, Jefferies & Company, Inc. has agreed to purchase 782,608 shares of our common stock on the offering. If the underwriter sells more shares than the total number set forth above, the underwriter has a 30-day over-allotment option to buy up to an additional 117,391 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales.

      The following table provides information regarding the amount of the discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase up to an additional 117,391 shares.

                                         NO EXERCISE               FULL EXERCISE
                                         -----------               -------------
Per share................                 $  0.615                   $  0.615
Total....................                 $481,304                   $553,499

      In addition, we will reimburse the underwriter for all fees, disbursements and out-of-pocket expenses incurred by the underwriter in connection with this offering. We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $420,000.

      Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.31 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriter to other brokers or dealers at a discount of up to $0.10 per share from the public offering price and the other selling terms.

      Other than issuances of options pursuant to our stock option plans or issuances of shares pursuant to exercises of presently outstanding options and warrants, we have agreed with the underwriter not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of Jefferies & Company, Inc.

      In connection with this offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales". Covered short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in this offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      These activities by the underwriter may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the AMEX or otherwise.

      In addition, in connection with this offering the underwriter may engage in passive market making transactions in our common stock on the AMEX prior to the pricing and completion of the offering. Passive market making consists of bids on the AMEX no higher than independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

      We have agreed to indemnify the underwriter and its controlling persons against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect thereof.

      In connection with this offering, the underwriter or certain securities dealers may distribute prospectuses electronically.

      In addition, in connection with this offering, we will issue to the Underwriter a warrant to purchase up to 200,000 shares of our common stock, exercisable for five years at a price per share equal to the per share public offering price of the Shares offered herein. This warrant may not be sold, transferred, assigned or hypothecated for a period of 180 days following the commencement of sales of this offering except in accordance with National Association of Securities Dealers rules.

      From time to time in the ordinary course of business, the underwriter or its affiliates may provide investment banking and other financial advisory services to us, for which we expect to pay customary fees and expenses.

                                  LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York. Latham & Watkins LLP, Menlo Park, California is counsel to the underwriter in connection with the offering.

                                     EXPERTS

      The financial statements as of March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report incorporated by reference in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION;
                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other documents with the SEC, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800 -SEC-0330. Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at http://www.sec.gov. We also make available free of charge on or through our Internet website, http://www.immtech-international.com, our annual, quarterly and current reports, and, if applicable, amendments to those reports, filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC. Information on our website is not a part of this prospectus supplement or accompanying prospectus.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares. This prospectus supplement, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to us and our shares, you should consult the registration statement and its exhibits. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC's public reference rooms listed above.

      The SEC allows us to "incorporate by reference" in this prospectus the information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus supplement and information we later file with the SEC will automatically update and supersede the information in this prospectus supplement. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-25669) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference herein:

      (i) our Annual Report on Form 10-K/A for the year ended March 31, 2004 filed with the SEC on July 20, 2004, and the exhibits incorporated therein;

      (ii) our definitive proxy statement pursuant to Section 14(A) of the Exchange Act for our 2003 Annual Meeting of the Shareholders filed with the SEC on December 12, 2003;

      (iii) the description of our common stock contained in our registration statement on Form 8-A pursuant to Section 12(b) of the Exchange Act filed with the SEC on August 6, 2003, including any amendment or report filed for the purpose of updating such description; and

      (iv) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced in (i) above.

      All documents filed by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold are expressly incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such documents.

      Statements made in this prospectus, or in any documents incorporated by reference in this prospectus as to the contents of any contract or other document are materially complete. For additional information we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part or as an exhibit to the documents incorporated by reference.

      We will provide to you a copy of any document incorporated by reference in this prospectus and any exhibits specifically incorporated by reference in those documents at no cost. You may request copies by contacting us at the following address or telephone numbers: Corporate Secretary, Immtech International, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois, 60061, Telephone No.:
(847) 573-0033 or toll free (877) 898-8038.

     Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the registration statement and this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

                                   PROSPECTUS

                           IMMTECH INTERNATIONAL, INC.

                                2,081,598 Shares

                                  Common Stock

      This is a public offering of 2,081,598 shares of our common stock. We may from time to time offer and sell, subject to American Stock Exchange LLC ("AMEX") rules, up to 750,000 shares of common stock for our own account and the stockholders named under the caption "Selling Stockholders" may from time to time offer and sell up to an additional 1,331,598 shares of common stock. By this post-effective Amendment No. 4, the Company is registering for Selling Stockholders an additional 550,000 shares of common stock, of which 100,000 are outstanding and 450,000 are underlying warrants. Of the 450,000 shares underlying warrants, 100,000 are exercisable at $6.00 per share, 100,000 are exercisable at $6.08 per share, 125,000 are exercisable at $10.00 per share and 125,000 are exercisable at $15.00 per share. The shares may be sold in transactions occurring either on or off the AMEX at prevailing market prices or at negotiated prices. Sales may be made through brokers or through dealers, who are expected to receive customary commissions or discounts. We will receive no proceeds from the sale of shares sold by selling stockholders under this prospectus.

      Our common stock is traded on the AMEX under the symbol "IMM". The last reported sale of our common stock on the AMEX on April 22, 2004 was $18.60.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 1 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is April 23, 2004

                                TABLE OF CONTENTS

RISK FACTORS....................................................................................................      1
About this prospectus...........................................................................................     14
WHERE YOU CAN FIND MORE INFORMATION;  INCORPORATION OF DOCUMENTS BY REFERENCE...................................     15
FORWARD-LOOKING STATEMENTS......................................................................................     16
THE COMPANY.....................................................................................................     17
USE OF PROCEEDS.................................................................................................     18
SELLING STOCKHOLDERS............................................................................................     18
DESCRIPTION OF CAPITAL STOCK....................................................................................     22
PLAN OF DISTRIBUTION............................................................................................     22
LEGAL MATTERS...................................................................................................     24
EXPERTS.........................................................................................................     24
interests of named experts and counsel..........................................................................     24
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.............................     24
GLOSSARY........................................................................................................     26

                                  RISK FACTORS

      An investment in the shares offered by this prospectus involves a high degree of risk. In addition to the other information contained in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing the shares.

THERE IS NO ASSURANCE THAT WE WILL SUCCESSFULLY DEVELOP A COMMERCIALLY VIABLE PRODUCT; OUR MOST ADVANCED PRODUCT CANDIDATE IS IN PHASE II HUMAN CLINICAL TRIALS.

      We are at an early stage of human clinical, and in some cases pre-clinical, development activities required for drug approval and commercialization. Since our formation in October 1984, we have engaged in research and development programs, expanding our network of scientists and scientific advisors, licensing technology agreements and advancing the ..0commercialization of the dication technology platform. We have generated no revenue from product sales and do not have any products currently available for sale, and none are expected to be commercially available for sale until after March 31, 2005, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. Our most advanced programs are in the Phase II human clinical testing stage using our lead compound DB289 for several indications including trypanosomiasis and malaria and must undergo substantial additional regulatory review prior to commercialization.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT; OUR FUTURE PROFITABILITY IS UNCERTAIN.

      We have experienced significant operating losses since our inception and we expect to incur additional operating losses as we continue research and development, clinical trial and commercialization efforts. As of December 31, 2003, we had an accumulated deficit of approximately $54,286,000. Losses from operations were $4,693,000 and $10,712,000, respectively, for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003.

WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDS IN FUTURE YEARS TO CONTINUE OUR RESEARCH AND DEVELOPMENT; IF FINANCING IS NOT AVAILABLE, WE MAY BE REQUIRED TO REDUCE SPENDING FOR OUR RESEARCH PROGRAMS, CEASE OPERATIONS OR PURSUE OTHER FINANCING ALTERNATIVES.

      Our operations to date have consumed substantial amounts of cash. Negative cash flow from operations is expected to continue in the foreseeable future. Without substantial additional financing, we may be required to reduce some or all of our research programs or cease operations. Our cash requirements may vary materially from those now planned because of results of research and development, results of pre-clinical and clinical testing, responses to our grant requests, relationships with strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the Food and Drug Administration ("FDA") and foreign regulatory process and other factors. In any of these circumstances, we may require substantially more funds than we currently have available or currently intend to raise to continue our business. We may seek to satisfy future funding requirements through public or private offerings of securities, by collaborative or other arrangements with pharmaceutical or biotechnology companies, issuance of debt or from other sources. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate financing is not available, we may not be able to continue as a going concern or may be required to delay, scale back or eliminate certain research and development programs, relinquish rights to certain technologies or product candidates, forego desired opportunities or license third parties to commercialize our products or technologies that we would otherwise seek to develop internally. To the extent we raise additional capital by issuing equity securities, ownership dilution to existing stockholders will result.

      We receive funding primarily from charitable grants, research and development programs and from sales of our equity securities. To date we have directed most of such funds not used for general and administrative overhead toward our research and development and commercialization programs (including preparation of test results for submission to regulatory agencies for product approval). Until one or more of our product candidates is approved for sale, our funding is limited to funds received from testing and research agreements, licensing of our technology and potential fees associated with interim leasing of our properties while we develop them for product manufacture.

WE DO NOT HAVE EMPLOYMENT CONTRACTS WITH ANY EMPLOYEES OTHER THAN OUR CEO, T. STEPHEN THOMPSON; SOME OF OUR PROPRIETARY INTELLECTUAL PROPERTY IS DEVELOPED BY SCIENTISTS THAT ARE NOT EMPLOYED BY US.

      We have an employment agreement with our CEO, T. Stephen Thompson that renews annually in April of each year unless 30 day prior notice is given by either party to the other. Mr. Thompson renewed his employment with the company this year and has not expressed any indication that he desires to leave the company or retire. All other company employees are "at will" and may leave at any time, however, none have as of this date, expressed any intention to do so. We do not have "key-man" life insurance policies on any of our executives, including Mr. Thompson.

      Most of the financial aspects of the company, including investor relations, intellectual property control and corporate governance, are under the direct supervision of Cecilia Chan and Gary Parks. Together with Mr. Thompson, Ms. Chan and Mr. Parks hold institutional knowledge and business savvy that they utilize to assist the company to forge new relationships and exploit new business opportunities without diminishing or undermining existing programs and obligations. Neither Ms. Chan nor Mr. Parks have employment contracts with the company, however, neither has indicated any intention to retire or leave the company.

      Our business depends to a significant degree on the continuing contributions of our key management, scientific and technical personnel, as well as on the continued discoveries of scientists, researchers and specialists at The University of North Carolina at Chapel Hill ("UNC"), Georgia State University, Duke University and Auburn University (collectively, the "Scientific Consortium") and other research groups that assist in the development of our product candidates. Substantial amounts of our proprietary intellectual property is developed by scientists who are employed by the universities that comprise the Scientific Consortium and other research groups. We do not have control over, knowledge of, or access to those employment arrangements. We have not been advised by any of the key members of our company, the scientific research groups or of the Scientific Consortium of their intention to leave their employ or the program.

      There can be no assurance that the loss of certain members of management or the scientists, researchers and technicians from the Scientific Consortium universities would not materially adversely affect our business.

ADDITIONAL RESEARCH GRANTS NEEDED TO FUND OUR OPERATIONS MAY NOT BE AVAILABLE OR, IF AVAILABLE, NOT ON TERMS ACCEPTABLE TO THE COMPANY.

      We have funded our product development and operations as of December 31, 2003 through a combination of sales of equity and revenue generated from research agreements funded by grants. As of December 31, 2003, our accumulated deficit is approximately $54,286,000 of which approximately $10,641,000 was funded either directly or indirectly with grant funds and payments from research and testing agreements.

      In March 2001 we entered into a clinical research subcontract with UNC, funded by a $15.1 million grant from The Bill & Melinda Gates Foundation ("The Gates Foundation") to UNC for the study of African sleeping sickness and Leishmaniasis, under which UNC is to pay to us $9.8 million in installments over a period not to exceed five years based on our achieving certain milestones. We entered into a second subcontract with UNC under which we are to receive over $2.4 million based on a separate $2.7 million grant from the Gates Foundation to UNC to accelerate the African sleeping sickness study. We will continue to apply for new grants to support continuing research and development of our dication platform technology and other product candidates. The process of obtaining grants is extremely competitive and there can be no assurance that any of our grant applications will be acted upon favorably. Some charitable organizations may request licenses to our proprietary information or may impose price restrictions on the products we develop with grant funds. We may not be able to negotiate terms that are acceptable to us with such organizations. In the event we are unable to raise sufficient funds to advance our product developments with grant funds we may seek to raise additional capital with the issuance of debt or equity securities. There can be no assurance that we will be able to place or sell debt or equity securities on terms acceptable to the company and, if we sell equity, existing stockholders may suffer dilution (see Risk Factors, this section, entitled "Shares eligible for future sale may adversely affect our ability to sell equity securities," and "Our outstanding options and warrants may adversely affect our ability to consummate future equity financings due to the dilution potential to future investors").

NONE OF OUR PRODUCT CANDIDATES HAVE BEEN APPROVED FOR SALE BY ANY REGULATORY AGENCY; APPROVAL IS REQUIRED BEFORE WE CAN SELL DRUG PRODUCTS COMMERCIALLY.

      All of our product candidates, including DB289 and DB075, require additional clinical testing, regulatory approval and development of marketing and distribution channels, all of which are expected to require substantial additional investment prior to commercialization. There can be no assurance that any of our product candidates will be successfully developed, prove to be safe and effective in human clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. If we are unable to commercialize our product candidates in a timely manner we may be required to seek additional funding, reduce or cancel some or all of our development programs, sell or license some of our proprietary information or cease operations.

THERE ARE SUBSTANTIAL UNCERTAINTIES RELATED TO CLINICAL TRIALS THAT MAY RESULT IN THE EXTENSION, MODIFICATION OR TERMINATION OF ONE OR MORE OF OUR PROGRAMS.

      In order to obtain required regulatory approvals for the commercial sale of our product candidates, we must demonstrate through human clinical trials that our product candidates are safe and effective for their intended uses. Prior to conducting human clinical trials we must obtain governmental approvals from the host nation, approval from the U.S. to export our product candidate to the test site and qualify a sufficient number of volunteer patients that meet our trial criteria. If we do not obtain required governmental consents or if we do not enroll a sufficient number of patients in a timely manner or at all, our trial expenses could increase, results may be delayed or the trial may be cancelled.

      We may find, at any stage of our research and development, that product candidates that appeared promising in earlier clinical trials do not demonstrate safety or effectiveness in later clinical trials and therefore do not receive regulatory approvals. Despite the positive results of our pre-clinical testing and human clinical trials those results may not be predictive of the results of later clinical trials and large-scale testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even after promising results had been obtained in early-stage human clinical trials.

      Completion of the clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in securing sufficient supplies of clinical trial materials or adverse events occurring during clinical trials. For instance, once we obtain permission to run a test, there are strict criteria regulating who we can test. In the case of our malaria product candidate, we may encounter difficulties in finding potential patients because our initial regimen requires patients to first fail other treatment programs in order to be eligible for our treatment. In a second case, we were forced to cancel a human clinical trial and relocate due to political insurrection in our host nation.

      Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of our development programs will be successfully completed, that any Investigational New Drug ("IND") application filed with the FDA (or any foreign equivalent filed with the appropriate foreign authorities) will become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities, or that clinical trials will commence as planned. There have been delays in our testing and development schedules due to funding and patient enrollment difficulties and there can be no assurance that our future testing and development schedules will be met.

WE DO NOT HAVE PHARMACEUTICAL MANUFACTURING CAPABILITY, WHICH COULD IMPAIR OUR ABILITY TO DEVELOP COMMERCIALLY VIABLE PRODUCTS AT REASONABLE COSTS.

      Our ability to commercialize product candidates will depend in part upon our ability to have manufactured the product candidates, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently lack facilities and personnel to manufacture our product candidates. There can be no assurance that we will be able to acquire such resources, either directly or through third parties, at reasonable costs, if we develop commercially viable products.

      We intend to commence construction of a pharmaceutical manufacturing facility in the People's Republic of China ("PRC") with our subsidiary Immtech Hong Kong Limited. We have recently acquired a building in which to construct the facility, however, operation of such a facility is subject to various governmental approvals, which may be difficult or impossible to obtain. There can be no guarantee that products manufactured at this facility will be accepted in the countries where we desire to sell our future products.

WE ARE DEPENDENT ON THIRD-PARTY RELATIONSHIPS FOR CRITICAL ASPECTS OF OUR BUSINESS; PROBLEMS THAT DEVELOP IN THESE RELATIONSHIPS MAY INCREASE COSTS AND/OR DIMINISH OUR ABILITY TO DEVELOP OUR PRODUCT CANDIDATES.

      We use the expertise and resources of strategic partners and third parties in a number of key areas, including (i) research and development, (ii) pre-clinical and human clinical trials and (iii) manufacture of pharmaceutical drugs. We have licensing and exclusive commercialization rights to a dicationic pharmaceutical platform and are developing drugs intended for commercial use based on that platform. This strategy creates risks by placing critical aspects of our business in the hands of third parties, whom we may not be able to control. If these third parties do not perform in a timely and satisfactory manner, we may incur costs and delays as we seek alternate sources of such products and services, if available. Such costs and delays may have a material adverse effect on our business if the delays jeopardize our licensing arrangements by causing us to become non-compliant with certain license agreements.

      We may seek additional third-party relationships in certain areas, particularly in clinical testing, marketing, manufacturing and other areas where pharmaceutical and biotechnology company collaborators will enable us to develop particular products or geographic markets that are otherwise beyond our current resources and/or capabilities. There is no assurance that we will be able to obtain any such collaboration or any other research and development, manufacturing or clinical trial arrangements. Our inability to obtain and maintain satisfactory relationships with third parties may have a material adverse effect on our business by slowing our ability to develop new products, requiring us to expand our internal capabilities, increasing our overhead and expenses, hampering future growth opportunities or causing us to delay or terminate effected programs.

WE ARE UNCERTAIN ABOUT THE ABILITY TO PROTECT OR OBTAIN NECESSARY PATENTS AND PROTECT OUR PROPRIETARY INFORMATION; OUR ABILITY TO DEVELOP OUR PRODUCT CANDIDATES WOULD BE COMPROMISED WITHOUT ADEQUATE INTELLECTUAL PROPERTY PROTECTION.

      We have spent and continue to spend considerable funds to develop our product candidates and we are relying on the potential to exploit commercially without competition the results of our product development. Much of our intellectual property is licensed to us under various agreements including the Consortium Agreement. It is the primary responsibility of the discoverer to develop his, her or its invention confidentially, insure that the invention is unique, and to obtain patent protection. In most cases, our role is to reimburse patent related costs after we decide to develop any such invention. We therefore rely on the inventors to insure that technology licensed to us is adequately protected. Without adequate protection for our intellectual property we believe our ability to realize profits on our future commercialized product would be diminished. Without protection, competitors might be able to copy our work and compete with our products without having invested in the development.

      There can be no assurance that any particular patent will be granted or that issued patents will provide us, directly or through licenses, with the intellectual property protection contemplated. Patents and licenses of patents can be challenged, invalidated or circumvented. It is also possible that competitors will develop similar products simultaneously. Our breach of any license agreement or the failure to obtain a license to any technology or process which may be required to develop or commercialize one or more of our product candidates may have a material adverse effect on our business including the need for additional capital to develop alternate technology, the potential that competitors may gain unfair advantage and lessen our expectation of potential future revenues.

      The pharmaceutical and biotechnology fields are characterized by a large number of patent filings, and a substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Third parties may have filed applications for, or may have been issued, certain patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those that we are attempting to develop and commercialize. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. No assurance can be given that patents do not exist, have not been filed or could not be filed or issued, which contain claims relating to or competitive with our technology, product candidates or processes. If patents have been or are issued to others containing preclusive or conflicting claims, then we may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. There can be no assurance that the licenses or alternative technology that might be required for such alternative processes or products would be available on commercially acceptable terms, or at all.

      Because of the substantial length of time and expense associated with bringing new drug products to market through the development and regulatory approval process, the pharmaceutical and biotechnology industries place considerable importance on patent and trade secret protection for new technologies, products and processes. Since patent applications in the United States are confidential until patents are issued and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we (or our licensors) were the first to make the inventions covered by pending patent applications or that we (or our licensors) were the first to file patent applications for such inventions. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions and, therefore, the breadth of claims allowed in pharmaceutical and biotechnology patents, or their enforceability, cannot be predicted. There can be no assurance that any patents under pending patent applications or any further patent applications will be issued. Furthermore, there can be no assurance that the scope of any patent protection will exclude competitors or provide us competitive advantages, that any of our (or our licensors') patents that have been issued or may be issued will be held valid if subsequently challenged, or that others, including competitors or current or former employers of our employees, advisors and consultants, will not claim rights in, or ownership to, our (or our licensors') patents and other proprietary rights. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our proprietary information, or that others may not be issued patents that may require us to obtain a license for, and pay significant fees or royalties for, such proprietary information.

WE RELY ON TECHNOLOGY DEVELOPED BY OTHERS AND SHARED WITH COLLABORATORS TO DEVELOP OUR PRODUCT CANDIDATES.

      We rely on trade secrets, know-how and technological advancement to maintain our competitive position. Although we use confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

      We are licensed to commercialize technology from a dication platform developed by a Scientific Consortium, comprised primarily of scientists employed by universities in an academic setting. The academic world is improved by the sharing of information. As a business, however, the sharing of information whether through publication of research, academic lectures or general intellectual discourse among contemporaries is not conducive to protection of proprietary information. Our proprietary information may fall into the possession of unintended parties without our knowledge through customary academic information sharing.

      At times we may enter into confidentiality agreements with other companies, allowing them to test our compounds for potential future licensing, in return for milestone and royalty payments should any discoveries result from the use of our proprietary information. We cannot be assured that such parties will honor these confidentiality agreements subjecting our intellectual property to unintended disclosure.

      The pharmaceutical and biotechnology industries have experienced extensive litigation regarding patent and other intellectual property rights. We could incur substantial costs in defending suits that may be brought against us (or our licensors) claiming infringement of the rights of others or in asserting our (or our licensors') patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office or similar foreign agency for the purpose of determining the priority of inventions in connection with our (or our licensors') patent applications.

      Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on our business by increasing our expenses and having an adverse effect on our business. Even if we prevail in an interference proceeding or a lawsuit, substantial resources, including the time and attention of our officers, would be required.

CONFIDENTIALITY AGREEMENTS MAY NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

      We require our employees, consultants and third-parties with whom we share proprietary information to execute confidentiality agreements upon the commencement of their relationship with us. The agreements generally provide that trade secrets and all inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship will be our exclusive property and will be kept confidential and not disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information. If our unpatented proprietary information is publicly disclosed before we have been granted patent protection, our competitors could be unjustly enrichened and we could lose the ability to profitably develop products from such information.

OUR INDUSTRY HAS SIGNIFICANT COMPETITION; OUR PRODUCT CANDIDATES MAY BECOME OBSOLETE PRIOR TO COMMERCIALIZATION DUE TO ALTERNATIVE TECHNOLOGIES.

      The pharmaceutical and biotechnology fields are characterized by extensive research efforts and rapid technological progress. Competition from other pharmaceutical and biotechnology companies and research and academic institutions is intense and other companies are engaged in research and product development for treatment of the same diseases that we target. New developments in pharmaceutical and biotechnology fields are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and discoveries by others will not render some or all of our programs or products non-competitive or obsolete.

      We are aware of other companies and institutions dedicated to the development of therapeutics similar to those we are developing, including Aventis Pharmaceuticals, Inc., Hoffman-LaRoche Ltd., Sanofi-Synthelabo Inc., Pfizer Inc., and Bayer Corporation. Many of our existing or potential competitors have substantially greater financial and technical resources than we do and therefore may be in a better position to develop, manufacture and market pharmaceutical products. Many of these competitors are also more experienced performing pre-clinical testing and human clinical trials and obtaining regulatory approvals. The current or future existence of competitive products may also adversely affect the marketability of our product candidates.

      In the event some or all of our programs are rendered non-competitive or obsolete, we do not currently have alternative strategies to develop new product lines or financial resources to pursue such a course of action.

THERE IS NO ASSURANCE THAT WE WILL RECEIVE FDA OR COROLLARY FOREIGN APPROVAL FOR ANY OF OUR PRODUCT CANDIDATES FOR ANY INDICATION; WE ARE SUBJECT TO GOVERNMENT REGULATION FOR THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.

      We have not made application to the U.S. FDA or any other regulatory agency to sell commercially or label any of our product candidates. We or our test collaborators have received licenses from the FDA to export DB289 for testing purposes and have been approved to conduct human clinical trials for various indications in each of the Democratic Republic of Congo, Angola, Thailand and Peru.

      All new pharmaceutical drugs and biologics, including our product candidates, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Federal Food, Drug and Cosmetic Act ("FDCA") and other laws including, in the case of biologics, the Public Health Services Act, and by state, local and foreign governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of pharmaceutical drugs and biologics. If drug products or biologics are marketed abroad, they are subject to extensive regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject us to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production and FDA refusal to approve pending applications.

      Each of our product candidates must be approved for each indication for which we believe it to be viable. We have not yet determined from which regulatory bodies we will seek approval for our product candidates or for which indications. Once determined, the approval process is subject to those agencies' policies and acceptance of those agencies' approvals, if obtained, in the countries where we intend to market our product candidates.

WE HAVE NOT RECEIVED REGULATORY APPROVAL IN THE UNITED STATES OR ANY FOREIGN JURISDICTION FOR THE COMMERCIAL SALE OF ANY OF OUR PRODUCT CANDIDATES.

      The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the products involved and the indications being studied. Furthermore, the approval process is extremely expensive and uncertain. There can be no assurance that our product candidates will be approved for commercial sale in the United States by the FDA or regulatory agencies in foreign countries. The regulatory review process can take many years and we will need to raise additional funds to complete the regulatory review process for our current product candidates. Therefore, the failure to receive FDA approval would have a material adverse effect on our business by precluding us from marketing and selling such products in the United States and preventing us from representing to other nations that the U.S. FDA has approved our products to facilitate accelerated review procedures in those nations and therefore negatively impacting our ability to generate future revenues. Even if regulatory approval of a product is granted, there can be no assurance that we will be able to obtain the labeling claims (a labeling claim is a product's description and its FDA permitted uses) necessary or desirable for the promotion of such product. FDA regulations prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for post-marketing studies if regulatory approval is obtained; we will then be subject to ongoing FDA obligations and continued regulatory review. In particular, we, or our third party manufacturers, will be required to adhere to Good Manufacturing Practices ("GMP"), which require us (or our third party manufacturers) to manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control. Further, we (or our third party manufacturers) must pass a manufacturing facilities pre-approval inspection by the FDA or corollary agency before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties, such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional pre-clinical testing or clinical trials and changes in labeling of the product.

      Prior to the submission of an application for FDA approval, our pharmaceutical drugs and biologics undergo rigorous pre-clinical and clinical testing, which may take several years and the expenditure of substantial financial and other resources. Before commencing clinical trials in humans in the United States, we must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any of our product candidates under development or other future product candidates would result in FDA permission to commence clinical trials or that we will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Further, there can be no assurance that if such testing of product candidates under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions.

      If a product is regulated as a biologic, the FDA will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application ("ELA") before commercial marketing can commence. The PLA must include detailed information about the biologic, its manufacture and the results of product development, pre-clinical studies and clinical trials. The FDA's time to review PLAs and ELAs averages two to five years. The FDA may ultimately decide that the PLA and ELA do not satisfy the regulatory criteria for approval and deny approval or require additional clinical studies. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of our pharmaceutical drug and biologic candidates. We anticipate filing a NDA with the FDA for compassionate use of DB289 as a treatment for trypanosomiasis in sub-Sahara Africa in calendar year 2005.

OUR MOST ADVANCED PROGRAMS ARE DEVELOPING PRODUCTS INTENDED FOR SALE IN COUNTRIES THAT MAY NOT HAVE ESTABLISHED PHARMACEUTICAL REGULATORY AGENCIES.

      Some of the intended markets for our treatment of African sleeping sickness and malaria are in countries without developed pharmaceutical regulatory agencies. We plan in such cases to try first to obtain regulatory approval from a recognized pharmaceutical regulatory agency such as the U.S. FDA or one or more European agencies and then to apply to the targeted country for recognition of the foreign approval. Because the countries where we intend market to market treatments for African sleeping sickness and malaria are not obligated to accept foreign regulatory approvals and because those countries do not have standards of their own for us to rely upon, we may be required to provide additional documentation or complete additional testing prior to distributing our products in those countries.

THERE IS UNCERTAINTY REGARDING THE AVAILABILITY OF HEALTH CARE REIMBURSEMENT FOR PURCHASERS OF OUR ANTICIPATED PRODUCTS; HEALTH CARE REFORM MAY NEGATIVELY IMPACT THE ABILITY OF PROSPECTIVE PURCHASERS OF OUR ANTICIPATED PRODUCTS TO PAY FOR SUCH PRODUCTS.

      Our ability to commercialize any of our product candidates will depend in part on the extent to which reimbursement for the costs of the resulting drug or biologic will be available from government health administration authorities, private health insurers, charities and others. Many of our product candidates, including treatments for trypanosomiasis, malaria and tuberculosis, would be in the greatest demand in developing nations, many of which do not maintain comprehensive health care systems with the financial resources to pay for such drugs. We do not know to what extent governments, private charities, international organizations and others would contribute toward bringing newly developed drugs to developing nations. Even among drugs sold in developed countries, significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of third-party insurance reimbursement coverage enabling us to establish and maintain price levels sufficient for realization of a profit on our investment in developing pharmaceutical drugs and biologics. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drug or biologic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our anticipated products, the market acceptance of these products would be adversely affected.

      Health care reform proposals are continually introduced in Congress and in various state legislatures and there is no guarantee that such proposals will not be introduced in the future. We cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on our business. Implemented reforms may have a material adverse effect on our business by reducing or eliminating the availability of third-party reimbursement for our anticipated products or by limiting price levels at which we are able to sell such products. If reimbursement is not available for our products, health care providers may prescribe alternative remedies if available. Patients, if they cannot afford our products, may do without. In addition, if we are able to commercialize products in overseas markets, then our ability to achieve success in such markets may depend, in part, on the health care financing and reimbursement policies of such countries. We cannot predict changes in health care systems in foreign countries, and therefore, do not know the effects on our business of possible changes.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT OUR ABILITY TO SELL EQUITY SECURITIES.

      Sales of our common stock (including the issuance of shares upon conversion of preferred stock) in the public market could materially and adversely affect the market price of shares because prior sales have been executed at or below our current market price. We have outstanding four series of preferred stock that convert to common stock at prices equivalent to $4.42, $4.00, $4.42 and $9.00, respectively, for our series A, series B, series C and series D convertible preferred stock. Our obligation to convert the preferred stock upon demand by the holders may depress the price of our common stock and also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

      As of March 19, 2004, we had 9,834,986 shares of common stock outstanding, plus (1) 80,800 shares of series A convertible preferred stock, convertible into approximately 457,013 shares of common stock at the conversion rate of 1:5.656,
(2) 19,925 shares of series B Convertible Preferred stock convertible into approximately 124,531 shares of common stock at the conversion rate of 1:6.25,
(3) 72,304 shares of series C convertible preferred stock convertible into approximately 408,954 shares of common stock at the conversion rate of 1:5.656,
(4) 200,000 shares of series D convertible preferred stock convertible into approximately 555,540 shares of common stock at the conversion rate of 1:2.778,
(5) 955,374 options to purchase shares of common stock with a weighted-average exercise price of $8.58 per share and (6) 2,787,712 warrants to purchase shares of common stock with a weighted-average exercise price of $7.10. Of the shares outstanding, 6,888,199 shares of common stock are freely tradable without restriction. All of the remaining 2,946,787 shares are restricted from resale, except pursuant to certain exceptions under the Securities Act of 1933, as amended (the "Securities Act").

OUR OUTSTANDING OPTIONS AND WARRANTS MAY ADVERSELY AFFECT OUR ABILITY TO CONSUMMATE FUTURE EQUITY FINANCINGS DUE TO THE DILUTION POTENTIAL TO FUTURE INVESTORS.

      We have outstanding options and warrants for the purchase of shares of our common stock with exercise prices currently below market which may adversely affect our ability to consummate future equity financings. The holders of such warrants and options may exercise them at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. To the extent any such options and warrants are exercised, the outstanding shares of our common stock will be diluted.

      As of March 19, 2004, we have outstanding vested options to purchase 616,615 shares of common stock at a weighted-average exercise price of $6.47 and vested warrants to purchase 2,787,712 shares of common stock with a weighted-average price of $7.12.

      Due to the number of shares of common stock we are obligated to sell pursuant to outstanding options and warrants described above, potential investors may not purchase our future equity offerings at market price because of the potential dilution such investors may suffer as a result of the exercise of the outstanding options and warrants.

THE MARKET PRICE OF OUR COMMON STOCK HAS EXPERIENCED SIGNIFICANT VOLATILITY.

      The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have been and can be expected to be especially volatile. Our common stock price in the 52-week period ended March 19, 2004 had a low of $4.15 and high of $32.51. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, delays in our testing and development schedules, public concern as to the safety of pharmaceutical drugs or biologics and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of our common stock. The realization of any of the risks described in these "Risk Factors" may have a significant adverse impact on such market prices.

WE ROUTINELY PAY VENDORS IN STOCK AS CONSIDERATION FOR THEIR SERVICES; THIS MAY RESULT IN SHAREHOLDER DILUTION, ADDITIONAL COSTS AND DIFFICULTY RETAINING CERTAIN VENDORS.

      In order for us to preserve our cash resources, we often pay vendors in shares or options to purchase shares of our common stock rather than cash. Payments for services in stock may materially adversely affect our shareholders by diluting the value of outstanding shares of our common stock. In addition, in situations where we have agreed to register the shares issued to a vendor, this will generally cause us to incur additional expenses associated with such registration. Paying vendors in shares or options to purchase shares of common stock may also limit our ability to contract with the vendor of our choice should that vendor decline payment in stock.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK. UNTIL SUCH TIME AS WE PAY CASH DIVIDENDS OUR STOCKHOLDERS MUST RELY ON INCREASES IN OUR STOCK PRICE FOR APPRECIATION.

      We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefor we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

THERE ARE LIMITATIONS ON THE LIABILITY OF OUR DIRECTORS, AND WE MAY HAVE TO INDEMNIFY OUR OFFICERS AND DIRECTORS IN CERTAIN INSTANCES.

      Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions under Delaware law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

      We believe that our limitation of director liability assists us to attract and retain qualified directors. However, in the event a director or the board commits an act that may legally be indemnified under Delaware law, the company will be responsible to pay for such director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit the company and its stockholders. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in the best interests of the company and its stockholders, because it enhances our ability to retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

      Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expense to the company. The board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. The board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

PRODUCT LIABILITY EXPOSURE MAY EXPOSE US TO SIGNIFICANT LIABILITY.

      We do not have pharmaceutical products for sale and we therefor do not carry product liability insurance. However, if we do commercialize drug products we will face risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred, potentially damaging our financial performance. We do carry commercial general liability insurance and clinical trials insurance which covers our human clinical trial activities.

                              ABOUT THIS PROSPECTUS

      This document is called a prospectus and is part of a registration statement on Form S-3 that we filed with the SEC. Under this prospectus, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings. The company's offerings may total up to 750,000 shares. In addition, the selling stockholders also may from time to time collectively offer up to 1,331,598 shares of our common stock plus any additional shares paid to selling stockholders as dividends on the preferred shares that are convertible into the common stock registered hereunder.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is current only as of the date on its cover. Our business, financial condition, results of operations and prospects may have changed since that date. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information" below.

                      WHERE YOU CAN FIND MORE INFORMATION;
                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at 233 Broadway, 16th Floor, New York, New York 10279 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at http://www.sec.gov. We also make available free of charge on or through our Internet website, http://www.immtech-international.com, our annual, quarterly and current reports, and, if applicable, amendments to those reports, filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC. Information on our website is not a part of this report.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to the company and the shares, you should consult the registration statement and its exhibits. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC's public reference rooms listed above.

      The SEC allows us to "incorporate by reference" in this prospectus the information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede the information in this prospectus. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-25669) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference herein:

      (i) our Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2003, filed with the SEC on October 15, 2003;

      (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2003, September 30, 2003, and December 31, 2003, filed with the SEC on August 14, 2003, November 14, 2003 and February 17, 2004, respectively;

      (iii) the description of our common stock contained in our registration statement filed with the SEC via Edgar under Section 12 of the Exchange Act on April 29, 1999, including any amendments or reports filed for the purpose of updating such description;

      (iv) our definitive proxy statement pursuant to Section 14(A) of the Exchange Act for our 2003 Annual Meeting of the Shareholders filed with the SEC on December 12, 2003;

      (v) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced in (i) above;

      (vi) our Form 8-A pursuant to Section 12(b) of the Exchange Act filed with the SEC on August 6, 2003;

      (vii)our registration statement on Form SB-2/A filed with the SEC on February 11, 1999; and

      (viii) our certificate of incorporation, as amended, filed as Exhibit 3.1 to the above referenced registration statement on Form SB-2/A.

      All documents filed by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold are expressly incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such documents.

      Statements made in this prospectus, or in any documents incorporated by reference in this prospectus as to the contents of any contract or other document are materially complete. For additional information we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part or as an exhibit to the documents incorporated by reference.

      We will provide to you a copy of any document incorporated by reference in this prospectus and any exhibits specifically incorporated by reference in those documents at no cost. You may request copies by contacting us at the following address or telephone numbers: Corporate Secretary, Immtech International, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois, 60061, Telephone No.:
(847) 573-0033 or toll free (877) 898-8038.

      Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the registration statement and this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

                           FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends," "plans," "believes," "anticipates" or

"expects" or similar words and may include statements concerning our strategies, goals and plans. Forward-looking statements involve a number of significant risks and uncertainties that could cause our actual results or achievements or other events to differ materially from those reflected in such forward-looking statements. Such factors include, among others described in the prospectus, the following: (i) we are in an early stage of product development, (ii) our technology is in the research and development stage and therefore its potential benefits for human therapy are unproven, (iii) the possibility that favorable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development, (iv) the possibility that we or our collaborators will not successfully develop any marketable products, (v) the possibility that advances by competitors will cause our product candidates not to be viable, (vi) uncertainties as to the requirement that a drug product may not be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our drug product candidates, (vii) risks relating to requirements for approvals by governmental agencies, such as the Food and Drug Administration, before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market our product candidates successfully, (viii) the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe upon the patent or other intellectual property rights of third parties, (ix) the possibility that we will not be able to raise adequate capital to fund our operations through the process of commercializing a successful product or that future financing will be completed on unfavorable terms, (x) the possibility that any products successfully developed by us will not achieve market acceptance and (xi) other risks and uncertainties that may not be described herein. We undertake no obligation except as required by securities law to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise in this prospectus.

                                   THE COMPANY

AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION PROVIDED UNDER "RISK FACTORS" BEGINNING ON PAGE S-1. A GLOSSARY WHICH DEFINES VARIOUS TERMS USED IN THIS PROSPECTUS BEGINS ON PAGE S-26.

      We are a pharmaceutical company focused on the development and commercialization of oral drugs to treat infectious diseases. The company has development programs that include fungal infections, malaria, tuberculosis, hepatitis C, Pneumocystis carinii pneumonia ("PCP") and tropical medicine diseases, including African sleeping sickness (a parasitic disease also known as trypanosomiasis) and leishmaniasis (a parasitic disease that destroys the liver). We hold worldwide patents, patent applications, licenses and rights to license worldwide patents, patent applications and technologies from a scientific consortium and exclusive rights to commercialize products from those patents and licenses that are integral to our business.

      Since our formation in October 1984, we have engaged in research and development programs, expanding our network of scientists and scientific advisors, licensing technology agreements and advancing the commercialization of the dication technology platform. We use the expertise and resources of strategic partners and third parties in a number of areas, including (i) research and development, (ii) pre-clinical and human clinical trials and (iii) manufacture of pharmaceutical drugs. We have licensing and exclusive commercialization rights to a dicationic pharmaceutical platform and are developing drugs intended for commercial use based on that platform. Dication pharmaceutical drugs work by blocking life-sustaining enzymes from binding to key sites in the "minor groove" of an organism's deoxyribonucleic acid ("DNA"), killing the infectious organisms that cause fungal, parasitic, bacterial and viral diseases. The key site on an organism's DNA is an area where enzymes interact with the infectious organism's DNA as part of their normal life cycle. Structurally, dications are chemical molecules that have two positively charged ends held together by a chemical linker. The composition of the dications, with positive charges on both ends (shaped like molecular barbells), allows dications to bind (similar to a band-aid) to the negatively charged key sites of an infectious organism's DNA. The bound dications block life sustaining enzymes from attaching to the DNA's key sites, thereby killing the infectious organism.

      The dication technology is the result of a research program developed by scientists at UNC, Georgia State University, Duke University and Auburn University (collectively, the "Scientific Consortium"). We entered into an agreement with the Scientific Consortium, dated January 15, 1997, as amended, and a License Agreement, dated as of January 28, 2002 (collectively, the "Consortium Agreement"), to commercialize product candidates resulting from the Scientific Consortium's research, including the dication technology.

                                 USE OF PROCEEDS

      We intend to use the proceeds of the sale of shares under this prospectus by the company for general corporate purposes, including research and development and commercialization efforts. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders under this prospectus.

                              SELLING STOCKHOLDERS

      The selling stockholders other than Gabriele Group LLC ("Gabriele"), Mr. John Vaccaro ("Mr. Vaccaro"), Fulcrum Holdings of Australia, Inc. ("Fulcrum") and China Harvest International Ltd. ("China Harvest"), listed below acquired our series C stock in private placements between June 6-9, 2003. Such selling stockholders have the right to acquire shares (i) upon conversion of the series C stock or (ii) upon issuance of common stock as stock dividends to holders of series C stock, granted to them in connection with their participation in the private placements. No period of time has been fixed within which the shares registered under this prospectus may be offered or sold. Our obligation to keep the registration statement of which this prospectus is a part effective expires as to 667,144 shares on June 6, 2004, 41,854 shares on June 9, 2004, 70,000 on
July 31, 2004, and 2,600 shares on November 12, 2004 or sooner if all selling stockholders' shares are sold.

      Between June 6-9, 2003, the selling stockholders purchased in the aggregate 125,352 shares of our series C stock for gross proceeds to us of $3,133,800. We completed our offering of series C stock as of June 9, 2003. Subject to adjustment for dilution protection, each share of series C stock is convertible into 5.6561 shares of common stock, 708,998 shares in the aggregate. The series C stock earns an 8% per annum dividend payable semi-annually each April 15th and October 15th, in cash or common stock at the company's option for so long as any series C stock remains outstanding. If common stock is to be used to pay the series C stock dividend, such common stock is to be valued at the 10-day volume-weighted average closing-bid price immediately prior to the date of payment. We agreed to use reasonable efforts to register the resale by the selling stockholders of the shares of common stock issuable upon conversion of the series C stock within 180 days after the date of purchase of the series C stock, and to keep such registration effective for the lesser of one year or until all of such shares are sold.

      On July 31, 2002, we entered into a one-year agreement with Gabriele to provide to us management consulting services, strategic planning, public relations and promotions. We issued to Gabriele 40,000 shares of our common stock and three warrants, each to purchase 10,000 shares of our common stock exercisable at $6.00 per share; the warrants vest when the market price of our common stock meets or exceeds $10, $15 and $20 for a period of 20 consecutive trading days, respectively, or if the valuation of our common stock in a merger or acquisition meets or exceeds $10, $15 and $20 per share, respectively.

      On April 26, 1999, we entered into a consulting arrangement with Mr. Vaccaro for services to be provided to assist the company to list its common stock on to the NASDAQ SmallCap Market. For his services, Mr. Vaccaro was granted a warrant to purchase 2,600 shares of common stock exercisable at $16.00 per share of common stock upon such listing.

      On March 21, 2003, we entered into an investor relations agreement with Fulcrum for financial consulting services and public relations management to be provided over a 12-month period. Pursuant to this agreement we issued, among other things, warrants to purchase 350,000 shares of common stock from the Company. Warrants to purchase 100,000 shares are exercisable at $6.00 per share; warrants to purchase 125,000 shares are exercisable at $10.00 per share; and warrants to purchase an additional 125,000 shares are exercisable at $15.00 per share. The warrants are fully vested and may be exercised until the earliest of March 21, 2005, the effective date of a sale, merger or other combination of the Company.

      On July 25, 2003, we entered into a consulting agreement with Fulcrum to identify and negotiate with stock exchanges to list our common stock and to assist us to prepare applications to list our common stock on stock exchanges. Pursuant to this agreement and upon the listing of our common stock on the American Stock Exchange on August 11, 2003, we issued to Fulcrum 100,000 shares of our common stock.

      On July 16, 2003, we entered into an agreement with China Harvest for services to assist the Company in obtaining regulatory approval to conduct clinical trials in China. Pursuant to this agreement, we granted China Harvest a warrant to purchase 600,000 shares of our common stock at $6.08 per share. These warrants are fully vested and have an exercise period of five years. We are registering hereunder 100,000 of the 600,000 shares of common stock underlying the abovementioned warrants.

      The following table sets forth for each selling stockholder (i) the number of shares being registered by this prospectus, (ii) the number of shares and percent of class beneficially owned at the date of filing, and (iii) the number of shares and percent of class that the selling stockholder would beneficially own if all shares registered hereunder were sold, assuming no other shares were purchased. No selling stockholder has been an officer, director or employee of Immtech for the past three years. Because the selling stockholders may offer all, some or none of their shares, we cannot provide a definitive estimate of the number of shares each will hold after such registration. This prospectus is filed at our expense.

                                                                                                              PERCENT OF
                                                                                                 SHARES         CLASS
                                                                                 PERCENT OF     REMAINING     REMAINING
                                                                                  CLASS OF       IF ALL         IF ALL
                                                         SHARES                    SHARES        SHARES         SHARES
                            SERIES C     SHARES OF    BENEFICIALLY    SHARES    BENEFICIALLY   REGISTERED     REGISTERED
          NAME               STOCK        COMMON         OWNED      REGISTERED     OWNED(1)     ARE SOLD       ARE SOLD
------------------------    --------    ----------    ------------  ----------  -----------    ----------     ----------
Fulcrum Holdings of
     Australia, Inc.               0      550,000        551,000      450,000           4.6%      101,000         1.02%
China Harvest
     International Ltd.            0      600,000        600,000      100,000          6.15%      500,000         5.08%
Gabriele Group LLC                 0       70,000         70,000       70,000          *   %            0         *   %
Vivienne Lee                   9,200       52,036        202,602       52,036           2.0%      150,566         *   %
Ma Fa On                           0       36,199         64,751       36,199          *   %       28,552         *   %
Tao Wai Ling                       0       32,805         33,072       32,805          *   %          267         *   %
Cheung Ming Tak                    0       32,805         66,311       32,805          *   %       33,506         *   %
Cheung Shuk Kwan               4,800       27,149        120,847       27,149           1.2%       93,698         *   %
Monet Capital Fund I, LP       4,800       27,149        120,847       27,149           1.2%       93,698         *   %
Tsang Wai Ping Alfred              0       24,887         79,598       24,887          *   %       54,711         *   %
Sanford Goldfarb                   0       22,624         24,949       22,624          *   %        2,325         *   %
Lau Chu                        4,000       22,624        102,528       22,624           1.0%       79,904         *   %
Cheung Yuk Chor Dickie             0       22,624        137,886       22,624           1.4%       90,262         *   %
Donald H. Wong                 3,400       19,231         53,885       19,231          *   %       34,654         *   %
Chan Chee Wing                 3,200       18,100        115,684       18,100           1.2%       97,589         *   %
Tefa Capital, Inc.             3,200       18,100         18,225       18,100          *   %          125         *   %
Liu Yuk Tong and Wong
     Gum Wing Caroline         3,000       16,968        103,672       16,968           1.0%       86,704         *   %
Val Busler                         0       15,837         15,837       15,837          *   %            0         *   %
Li Lo Kwong                    2,600       14,706         25,694       14,706          *   %            0         *   %
Jerry Sorkin                   2,600       14,706         17,808       14,706          *   %        3,102         *   %
Lau Kin Yip                    2,400       13,575         13,669       13,575          *   %           94         *   %
Ho Siu Man                         0       11,991         12,087       11,991          *   %           96         *   %
Lau Mei Yin Amy                    0       11,765         23,214       11,765          *   %       11,449         *   %
Shum Kit Ching                     0       11,765         11,859       11,765          *   %           94         *   %
Fukoku Asset Management
     Ltd.                      2,000       11,312         64,552       11,312          *   %       53,246         *   %
John R. Harrington and
     John R. Harrington,
     Jr. Trust                 3,800       21,493        134,630       21,493           1.4%      113,137         *   %
Hui Chin Ki                        0       11,312         26,584       11,312          *   %       15,272         *   %
Mao Frank Tsao Yu                  0       11,312         11,471       11,312          *   %          159         *   %
Richard M. Schaeffer           2,000       11,312         11,390       11,312          *   %           78         *   %
Wingpearl Investments
     Ltd.                      2,000       11,312         11,390       11,312          *   %           78         *   %

Mak Wah                            0       10,860         10,974       10,860          *   %           87         *   %
John J. Orlando                1,800       10,181         25,902       10,181          *   %       15,721         *   %
Target Profits
     Securities Limited        1,768       10,000         30,069       10,000          *   %       20,069         *   %
Chan Yu Ching                  1,768       10,000         10,069       10,000          *   %           69         *   %
Wong Hon Fai Jones             1,768       10,000         16,220       10,000          *   %        6,220         *   %
John Neal                          0       10,000         10,164       10,000          *   %          164         *   %
Lee Hon Kit Raymond            1,600        9,050         24,647        9,050          *   %       15,597         *   %
Ho Cho Chuen                   1,600        9,050          9,112        9,050          *   %           62         *   %
Li Wai Yin                         0        9,050          9,176        9,050          *   %          126         *   %
Thomas J. Krupp II                 0        6,787          6,852        6,787          *   %           65         *   %
Raymond Carbone                    0        5,656          6,750        5,656          *   %        1,094         *   %
Richard H. Harrington          1,000        5,656         15,695        5,656          *   %       10,039         *   %
Scott Hess                     1,000        5,656         12,491        5,656          *   %        6,835         *   %
John Ketcham                   1,000        5,656          9,695        5,656          *   %        4,039         *   %
Michael Strada                 1,000        5,656          5,695        5,656          *   %           39         *   %
Chan Pui Ling Juliana              0        4,525          6,588        4,525          *   %        2,063         *   %
Dwight B. Crane                  800        4,525         31,844        4,525          *   %       27,319         *   %
James M. Florsheim Trust
     Account #1                  800        4,525         11,402        4,525          *   %        6,877         *   %
Sum Lan Hing                       0        2,715          2,735        2,715          *   %           20         *   %
John A. Vaccaro                    0        2,600          2,600        2,600          *   %            0         *   %
John J. Coonan                   400        2,262          4,631        2,262          *   %        2,369         *   %
Yeung Lai                          0        2,262          5,317        2,262          *   %        3,055         *   %
Stephen Carter                   400        2,262          3,788        2,262          *   %        1,526         *   %
Ho Mei Yee                       400        2,262          2,277        2,262          *   %           15         *   %
Lam Yuk Ying                       0        2,262          2,293        2,262          *   %           31         *   %
Michael Dundas                   400        2,262          2,277        2,262          *   %           15         *   %
Lau Wai Wah Richard              400        2,262          2,277        2,262          *   %           15         *   %
Lo Mo On                         400        2,262          8,321        2,262          *   %        6,059         *   %
Salvatore Picciallo              400        2,262          2,277        2,262          *   %           15         *   %
Michael Volpe                    400        2,262          7,235        2,262          *   %        4,973         *   %
Martin Boyle                     200        1,131          8,057        1,131          *   %        6,926         *   %
                              ------    ---------      ---------    ---------
             Totals           72,304    1,931,598      3,153,472    1,331,598

      (1) The corresponding percentages are the quotient of (x) the number of shares beneficially owned and (y) the sum of the 9,834,986 shares of common stock outstanding, the number shares of common stock issuable upon conversion of series A stock, series B stock, series C stock and series D stock and such holder's options and warrants exercisable within 60 days of the date of March 19, 2004.

      * Less than 1.00%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      The following are the material terms of our common stock. You should refer to the applicable provisions of Delaware law, our certificate of incorporation as amended and our bylaws for additional information. See "Where You Can Find More Information."

      Under our certificate of incorporation, as amended, our authorized capital stock consists of:

      30,000,000 shares of common stock; and

      5,000,000 shares of preferred stock, par value $0.01 per share.

      As of March 19, 2004, we had 9,834,986 shares of common stock outstanding (not including 457,013 shares of common stock reserved for conversion of series A stock, 124,531 shares of common stock reserved for conversion of series B stock, 408,954 shares of common stock reserved for conversion of series C stock, 555,540 shares of common stock reserved for the conversion of series D stock, 955,374 shares of common stock reserved for exercise of outstanding options and 2,787,712 shares of common stock reserved for exercise of outstanding warrants held by certain investors). Of the shares of common stock outstanding, 6,888,199 shares of common stock are freely tradable without restriction. All of the remaining 2,946,787 shares are restricted from resale except pursuant to certain exceptions under the Securities Act. All of the common stock underlying the outstanding series C stock is registered by this prospectus.

COMMON STOCK

      Our common stock is traded on the American Stock Exchange LLC ("AMEX") under the symbol "IMM." Each share of our common stock entitles the holder to one vote on all matters on which holders are permitted to vote. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director.

      Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available for that purpose. Upon liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock are entitled to a pro rata share in any distribution to stockholders. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

                              PLAN OF DISTRIBUTION

      The distribution of the shares described in this prospectus may be effected from time to time in one or more transactions either (a) at a fixed price or prices, which may be changed, (b) at market prices prevailing at the time of sale, (c) at prices relating to the prevailing market prices or (d) at negotiated prices. We (subject to AMEX rules), and any selling stockholders, may offer and sell the shares described in this prospectus (i) through agents, (ii) through one or more underwriters or dealers, (iii) through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (iv) directly to one or more purchasers (through a specific bidding or auction process or otherwise), (v) in "at the market offerings," within the meaning of Rule 415(a)(4) of the Securities Act, (vi) through a combination of any of these methods of sale, or
(vii) at a fixed exchange ratio in return for other of our securities.

      To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sales of shares by the selling stockholders. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We will pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus. Any brokerage commissions and similar selling expenses attributable to the sale of shares by the selling stockholders will be borne by the selling stockholders.

      We have agreed to indemnify the selling stockholders and the selling stockholders' respective officers, directors, employees and agents, and each person who controls such selling stockholders, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, and the selling stockholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, in each case in connection with this offering.

      We or the selling stockholders may solicit offers to purchase the shares directly and we or the selling stockholders may sell the shares directly to institutional or other investors. We or the selling stockholders may enter into agreements with agents, underwriters and dealers under which we or the selling stockholders may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or the selling stockholders in the ordinary course of business.

      If we or any selling stockholders offer and sell shares through an underwriter or underwriters, then we or the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in a prospectus supplement, if applicable, which will be used by the underwriters to make resales of the shares. If the selling stockholders offer and sell the shares through a dealer, then the selling stockholders or an underwriter will sell the shares to the dealer, as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale.

      We may engage in at the market offerings of our common stock. An at the market offering is an offering of our common stock at other than a fixed price to or through a market maker. Under

Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement.

      We may grant underwriters who participate in the distribution of the shares an option to purchase additional shares to cover over-allotments, if any, in connection with the distribution.

      The selling stockholders, dealers acting in connection with the offering and brokers executing sell orders on behalf of one or more selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

                                  LEGAL MATTERS

      Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for the company by Cadwalader, Wickersham & Taft LLP, New York, New York.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference from the company's Annual Report on Form 10-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

      None.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

You should rely only on the information contained in this prospectus, incorporated by reference herein or provided by supplement. We have not authorized anyone else to provide you with different information. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                                    GLOSSARY

      As used in this prospectus, the following terms have the meanings set forth below.

AIDS Acquired immune deficiency syndrome, a disease caused by a virus.

DB289             The designation given to our lead dication.

Dication A chemical molecule with two positively charged ends that are held together by a chemical linker. Dications bind to the DNA of infectious organisms.

DNA A type of molecule made up of polymerized deoxyribonucleotides linked together by phosphate bonds.

ELA               Establishment License Application.

FDA U.S. Food and Drug Administration. Federal Food, Drug, and Cosmetic Act as Amended. FDCA

HCV Hepatitis C virus, or HCV, is one of the viruses that causes acute and chronic hepatitis. Persons who are chronically infected with hepatitis C are at an increased risk for the development of cirrhosis and liver cancer.

HIV HIV is the human immunodeficiency virus most researchers believe causes AIDS.

IND Investigational New Drug Application, or IND, is a document required to be filed with the FDA prior to performing clinical studies on human subjects in the United States.

Leishmaniasis     An infection caused by a protozoal parasite that affects the skin and abdominal organs, causing ulcers or skin disorders that resemble leprosy.

PCP Pneumocystis carinii pneumonia ("PCP") is a protozoal infection of the lungs, and most common of the AIDS-associated diseases.

Phase I Clinical testing in which the safety and pharmacological profile of a new drug is established in humans.

Phase II Clinical testing in which the effectiveness of a new drug is established in humans. This includes establishing the dose amount and frequency required to achieve a therapeutic effect, the metabolic rate of the administered drug and the toxicity profile in specific patient populations.

PLA               Product License Application.

TB A disease caused by bacteria, Mycobacterium tuberculosis, that is transmitted by breathing in or eating infected droplets, usually affecting the lungs, although infection of other organ systems can occur.

Trypanosomiasis   An infection caused by a protozoal parasite and transmitted usually by insect bites. Also known as African sleeping sickness.

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